Mail Stop 4561

June 18, 2008

By U.S. Mail and Facsimile to: (202) 337-5502

Louis O. Davis, Jr.
President and CEO
Sunshine Savings Bank
1400 East Park Avenue
Tallahassee, FL 32301

>   **Re: Sunshine Financial, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 23, 2008**
>   **File No. 333-151131**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-1</u>
<u>General</u>

1. Please include in your next amendment all graphics, maps and related captions as they will appear in the prospectus.

<u>Cover Page of Registration Statement</u>

2. Please revise the cover page of the registration statement to clarify whether or not the securities being registered are to be offered on a delayed or continuous basis

pursuant to Rule 415 under the Securities Act of 1933.

3. Please indicate by check mark whether the company is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company, as such terms are defined in Rule 12b-2 of the Securities Exchange Act of 1934. Refer to the cover page of Form S-1.

Cover Page of Prospectus

4. Please confirm that the company will not use the prospectus before the effective date of the registration statement, or, in the alternative, please revise to include an appropriate "subject to completion" legend on the cover page of the prospectus. Refer to Item 501(b)(10) of Regulation S-K.

5. Noting that the company may sell anywhere from 688,500 to 1,071,225 shares of its common stock in the offering, if true, please revise the first paragraph of the cover page of the prospectus to state that Sunshine Savings MHC will own 55.0% of the company, regardless of how many shares are sold in the offering.

6. If true, please revise the third paragraph of the cover page of the prospectus to state that the regular savings rate at Sunshine Savings Bank is subject to adjustment at any time.

7. Please expand the statement in the fourth paragraph of the cover page regarding your intention to have your stock quoted on the OTC Bulletin Board to disclose the statement you make on page 20 that it is unlikely that an active and liquid trading market for the shares of common stock will develop.

Summary
Sunshine Savings Bank, page 1

8. Please revise this section to provide more balanced disclosure regarding the business of Sunshine Savings Bank, particularly with respect to the discussion of its loan portfolio. For example, your discussion emphasizes the positive results related to strategic changes made in 2005 and 2006, but does not discuss the negative trends in the last three years for nonperforming assets, nonperforming loans, etc.

9. Revise the first full paragraph on page 2 to disclose or add a cross-reference to the additional disclosures requested by our "Lending Activities" comments below.

Our Business Operating Strategy and Goals, page 3

10. Revise below the bullet points to disclose the anticipated costs of opening the

three new branches.

Reasons for the Reorganization and the Stock Offering, page 4

11. Please expand your disclosure, either in this section or elsewhere in the prospectus, to discuss in more detail the company's plans to development new products and services and to continue to grow its branch network.

Terms of the Offering, page 5

12. Please revise to briefly discuss, or provide a cross reference to a discussion of, the formula for allocating shares in the event that the company receives subscriptions for more shares than are to be sold in the offering.

How We Determined the Offering Range…, page 6

13. Please revise to briefly discuss the "among other factors" and "as adjusted by certain qualitative valuation factors" in the second paragraph and any downward adjustments made to the valuation of the company relative to peer group companies.

14. Revise the table at the top of page 9 to separate the 26 transactions into NASDAQ companies and OTCBB companies. In this regard, disclose separately the one month and through April 30, 2008 performances for each market group.

Benefits to Management from the Offering, page 11

15. Please revise to clarify what is meant by "an appropriate interest rate" in the first paragraph on page 12.

Risk Factors
General

16. Several of your risk factors make statements that you "cannot assure" or "cannot guarantee" the reader or "there can be no assurance" or "there is no guarantee" that a given event might happen. Revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

17. Please include risk factors discussing the risks related to (i) the minimum and maximum purchase limitations, (ii) the limitations on transferring subscription rights and (iii) the irrevocability of subscription orders.

Our loan portfolio possesses increased risk…, page 16

18. This risk factor addresses two distinct risks, the company's exposure to subprime loans and the unseasoned nature of much of the company's loan portfolio. Please revise to discuss these risks in separate risk factors, each with its own heading.

We operate in a highly regulated environment…, page 18

19. This risk factor is general in nature and could apply to any issuer in the banking industry. Please revise to discuss briefly how the regulatory environment in which your company operates makes an investment in your securities speculative or risky. Refer to Item 503(c) of Regulation S-K.

The market for stock in financial institutions…, page 20

20. Please revise to separate this discussion into two risk factors. In the first risk factor, please discuss the risks related to financial institutions, and your company in particular, with respect to stock price volatility. In the second risk factor, please discuss the risks related to the determination of the aggregate purchase price of the shares in this offering based on the independent appraisal.

Our ability to pay dividends is subject to certain limitations, page 21

21. Please revise this risk factor to discuss why the limitations on the company's ability to pay dividends make an investment in the company's securities risky.

The Reorganization and Stock Offering
How We Determined Our Price and the Number of Shares…, page 44

22. Please identify the 12 companies that constitute the peer group of publicly traded thrift mutual holding companies used for purposes of the appraisal and briefly address the criteria used by Feldman Financial Advisors to select such companies.

23. Please expand the discussion of the pro forma valuation adjustments on page 46 to elaborate on the factual bases for the conclusion by Feldman Financial Advisors that such valuation should be discounted relative to peer group companies due to earnings performance and new issue discount. For example, please discuss (i) the reasons the appraiser believes the company's earnings growth prospects are inferior to those of the peer group companies and (ii) the factors that led the appraiser to conclude that a downward adjustment is warranted given the recent performance of mutual holding company conversions. Please also revise this discussion to address the downward adjustment of the valuation based on subscription interest for the company's offering.

Proposed Purchases by Management, page 61

24. Please revise this table, or include an additional table, to disclose the ownership interest of Sunshine Savings MHC as a greater than five percent beneficial owner immediately following the completion of the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations
General

25. Please revise this section to identify and discuss known trends, events, commitments and uncertainties that are reasonably likely to have a material effect on the financial condition or operating performance of the company. Please consider highlighting such information in an executive summary at the beginning of this section. For example, consider discussing, if material, the increase in non-performing loans and the decrease in interest-rate spread. Refer to the Commission's Interpretive Release No. 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," located on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Liquidity, page 73

26. Noting the disclosure on page 89 that the company's liquidity "could be reduced if a significant amount of certificates of deposit, maturing within a short period of time, were not renewed", please revise your liquidity discussion to address this known uncertainty with respect to liquidity. Refer to Item 303(a)(1) of Regulation S-K.

Business of Sunshine Savings Bank
Lending Activities, page 77

27. For each period presented, please revise this section to include enhanced disclosures about your exposure to subprime loans, including the composition of your subprime loan portfolio. Also provide a comprehensive discussion of your subprime lending activity and exposure, including its impact on your overall asset quality and allowance for loan losses for each period presented.

28. We further note on page 2 that beginning in 2006 you implemented more stringent underwriting policies and procedures, which included an increased emphasis on a borrower's ability to repay a loan and required higher credit scores than your lending policies had previously permitted. Please revise to include more robust discussion of the significant changes made to the underwriting standards in 2006 as you attribute improvements in asset quality metrics in subsequent periods to these changes. It appears from your disclosure that you

continued to make loans to subprime borrowers after December 31, 2005.

Subsidiary and Other Activities, page 93

29. Please revise to provide the name and a narrative description of the business of the company's subsidiary related to insurance operations. Refer to Item 101(c) of Regulation S-K.

Competition, page 93

30. Please state your basis for the statement that the company consistently delivers "high-quality, personal service to our customers that result in a high level of customer satisfaction." Otherwise, please eliminate this type of language unless you are able to provide an adequate factual basis or characterize the statement as a belief or opinion of the company.

Management, page 95

31. Noting on page 95 that the company expects all of the directors serving on the committees of the board of directors to be independent, please identify each member of the board of directors that is independent under the independence standards applicable to the company. Refer to Item 407(a) of Regulation S-K.

Business Relationships and Transactions with Executive Officers…, page 102

32. Please clarify what is meant in the first paragraph on page 103 by "non-insider employees" or, in the alternative, revise to clarify that the loans were on the same terms, including interest rates and collateral, as those available to other persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K

Where You Can Find Additional Information, page 113

33. The website disclosed in this section (www.Sunshinecb.com) is not a working address. Please revise to disclose a working website address.

Part II: Information Not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules
General

34. Please file all remaining exhibits with your next amendment. They are subject to the staff's review and we will need time to conduct that review. In addition, noting that the company has elected to file a "form of" certain exhibits, please confirm that the company will not incorporate by reference any incomplete

exhibits in any subsequent filing under any act administered by the Commission. Refer to Instruction 1 to Item 601 of Regulation S-K.

Exhibit 5.0

35. Noting that counsel has issued its opinion "as of the date hereof", please revise to indicate that the opinion is expressed as of the effective date of the registration statement or represent to the staff that you will file the opinion when you request acceleration of the effectiveness of the registration statement.

Exhibit 8.1

36. Please revise to include all attachments to this opinion, including the Representation Letter of Bank.

Exhibit 8.2

37. Please revise the statement on page 2 that "[w]e undertake no responsibility to update or supplement our opinion" to include the qualification that you undertake no such responsibility to update or supplement after the effective date of the registration statement.

Item 17. Undertakings

38. Please revise to include the undertaking in paragraph (f) of Item 512 of Regulation S-K.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of

the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Benjamin Phippen at (202) 551-3697 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Staff Attorney

Louis O. Davis, Jr.
Sunshine Financial, Inc.
June 18, 2008
Page 9

cc: Michael S. Sadow, P.C.
         Dave M. Munchnikoff, P.C.
         Beth A. Freedman, P.C.
         Silver, Freedman & Taff, L.L.P.
         3299 K Street, N.W., Suite 100
         Washington, D.C. 20007